SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                 Commission File Number: 0-16730

                                                         Cusip Number: 553570102

                           NOTIFICATION OF LATE FILING

(Check One):

|X| Form 10-K   |_| Form 11-K   |_| Form 20-F   |_|Form 10-Q   |_| Form 10-D
|_| Form N-SAR  |_| Form N-CSR

For Period Ended: June 30, 2008

            |_|   Transition Report on Form 10-K
            |_|   Transition Report on Form 20-F
            |_|   Transition Report on Form 11-K
            |_|   Transition Report on Form 11-Q
            |_|   Transition Report on Form N-SAR

            For The Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A


                                     PART I
                             REGISTRANT INFORMATION

                          MSGI Security Solutions, Inc.
                            (Full name of registrant)

              Former name if applicable: Media Services Group, Inc.

                               575 Madison Avenue
                               New York, NY 10022
                     (Address of principal executive office)


                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|   |     (a)   The reasons described in reasonable detail in Part III of this
      |           form could not be eliminated without unreasonable effort or
      |           expense;
|X|   |     (b)   The subject annual report, semi-annual report, transition
      |           report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
      |           thereof will be filed on or before the 15th calendar day
      |           following the prescribed due date; or the subject quarterly
      |           report or transition report on Form 10-Q, or portion thereof
      |           will be filed on or before the fifth calendar day following
      |           the prescribed due date; and
      |     (c)   The accountant's statement or other exhibit required by Rule
      |           12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed on Form 8-K dated May 15, 2007, the registrant has entered into a business relationship and sub-contract agreement with APRO Media Corp. of South Korea. The registrant is also engaged in sales transactions with additional Korean interests.

The registrant is experiencing delays in the collection and compilation of certain information from foreign entities related to these relationships, which is required to be included in the Form 10-KSB. As a result, the registrant's annual report on Form 10-KSB cannot be filed within the prescribed time period without undue hardship and expense.

The registrant's Interim Report on Form 10-KSB will be filed as soon as practicable, and in no event later than the fifteenth (15th) calendar day following the prescribed due date.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Richard J. Mitchell III       (917)             339-7134
      -----------------------       -----             --------
      (Name)                        (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |_| Yes |X| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          MSGI Security Solutions, Inc.
                  (Name of Registrant as Specified in Charter)

      has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: September 29, 2008                  By: /s/ Richard J. Mitchell, III
      ------------------                      ----------------------------------
                                          Name:  Richard J. Mitchell, III
                                          Title: Chief Accounting Officer